SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29735; File No. 812-13909]

ING Asia Pacific High Dividend Equity Income Fund, et al.; Notice of Application

July 21, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order ("Order") to permit certain registered

closed-end management investment companies to make periodic distributions of long-term

capital gains with respect to their outstanding common stock as frequently as monthly in any

taxable year, and as frequently as distributions are specified by or in accordance with the terms

of any outstanding preferred stock that such investment companies may issue.

Applicants: ING Asia Pacific High Dividend Equity Income Fund ("IAE"), ING Emerging

Markets High Dividend Equity Fund ("IHD"); ING Global Advantage and Premium Opportunity

Fund ("IGA"); ING Global Equity Dividend and Premium Opportunity Fund ("IGD"); ING

Infrastructure, Industrials and Materials Fund ("IDE"); ING International High Dividend Equity

Income Fund ("IID"); ING Prime Rate Trust ("PRT"); ING Risk Managed Natural Resources

Fund ("IRR," together with IAE, IHD, IGA, IGD, IDE, IID and PRT, the "Current Funds"); ING

Investments, LLC ("IIL"); ING Investment Management Co. ("ING IM"); and Directed Services

LLC ("DSL", together with IIL and ING IM, the "Investment Advisers").

Filing Dates: The application was filed on May 26, 2011, and amended on July 21, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 15, 2011, and

should be accompanied by proof of service on the applicants in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, c/o Jeffrey S. Puretz, Dechert LLP, 1775 I Street,

N.W., Washington, DC 20006.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1. Each Current Fund is a registered closed-end management investment company and is

organized as a Delaware statutory trust, with the exception of PRT (which is organized as a

Massachusetts business trust).[1] The common shares of the Current Funds are listed on the New

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[1] Applicants request that any Order issued granting the relief requested in the application also apply to
any registered closed-end investment company currently advised or to be advised in the future by IIL,
ING IM or DSL (including any successor in interest) or by an entity controlling, controlled by or under
common control (within the meaning of section 2(a)(9) of the Act) with IIL, ING IM or DSL (such
entities, together with IIL, ING IM and DSL, the "Investment Advisers") that decides in the future to rely
on the requested relief. Any closed-end investment company that relies on the Order in the future will

York Stock Exchange. PRT has also issued preferred shares. Each Current Fund reserves the

right to issue preferred shares in the future. Applicants believe that investors in the common

shares of the Current Funds may prefer an investment vehicle that provides regular/monthly

distributions and a steady cash flow.

2. IIL, an Arizona limited liability company, acts as the Current Funds' investment adviser.

ING IM, a Connecticut corporation, acts as a sub-adviser to certain of the Current Funds. DSL, a

Delaware limited liability company, is an investment adviser under common control with IIL and

ING IM. Each of IIL, ING IM and DSL is a registered investment adviser under the Investment

Advisers Act of 1940, as amended ("Advisers Act") and is an indirect, wholly-owned subsidiary

of ING Groep N.V. ("ING Groep"). ING Groep is a global financial institution of Dutch origin.[2]

Each future Investment Adviser to a Fund will be registered under the Advisers Act.

3. Applicants state that, prior to a Fund's implementing a distribution plan in reliance on the

Order, the Board of Trustees (the "Board") of the Fund, including a majority of the trustees who

are not "interested persons," of such Fund as defined in section 2(a)(19) of the Act (the

"Independent Trustees"), shall have requested, and the Investment Advisers shall have provided,

such information as is reasonably necessary to make an informed determination on whether the

comply with the terms and conditions of the application (such investment companies together with the Current Funds, the "Funds," and with the Investment Advisers, the "Applicants"). All existing Funds currently intending to rely on the Order have been named as Applicants. A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[2] Prior to July 1, 2011, each applicant was able to rely on the exemptive order granted in the Matter of ING Clarion Real Estate Income Fund, et al., Investment Co. Act Release Nos. 28329 (Jul. 8, 2008) (notice) and 28352 (Aug. 5, 2008) (order) ("Existing Order") to make periodic distributions of long-term capital gains with respect to the Current Funds' outstanding common stock as frequently as twelve times each year and as frequently as distributions are specified in the terms of any outstanding preferred stock. As of July 1, 2011, due to a restructuring of ING Groep, applicants are no longer able to rely on the Existing Order.

Board should adopt a proposed distribution policy. In particular, the Board and the Independent Trustees shall have reviewed information regarding the purpose and terms of a proposed distribution policy, the likely effects of such policy on such Fund's long-term total return (in relation to market price and its net asset value per common share ("NAV")) and the relationship between such Fund's distribution rate on its common shares under the policy and such Fund's total return (in relation to NAV); whether the rate of distribution would exceed such Fund's expected total return in relation to its NAV; and any foreseeable material effects of such policy on such Fund's long-term total return (in relation to market price and NAV). The Independent Trustees shall also have considered what conflicts of interest the Investment Advisers and the affiliated persons of the Investment Advisers and each such Fund might have with respect to the adoption or implementation of such policy. Applicants state that, only after considering such information shall the Board, including the Independent Trustees, of a Fund approve a distribution policy with respect to such Fund's common shares (the "Plan") and in connection with such approval shall have determined that such Plan is consistent with a Fund's investment objectives and in the best interests of a Fund's common shareholders.

4.   Applicants state that the purpose of a Plan would be to permit a Fund to distribute over the course of each year, through periodic distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board, all or a portion of the returns of capital paid by portfolio companies to such Fund during such year. It is anticipated that under the Plan of a Fund, such Fund would distribute to its respective common shareholders a fixed monthly percentage of the market price of such Fund's common shares at a particular point in time or a fixed monthly percentage of NAV at a particular time or a fixed monthly amount, any of which

may be adjusted from time to time. It is anticipated that under a Plan, the minimum annual

distribution rate with respect to such Fund's common shares would be independent of a Fund's

performance during any particular period but would be expected to correlate with a Fund's

performance over time. Except for extraordinary distributions and potential increases or

decreases in the final dividend periods in light of a Fund's performance for an entire calendar

year and to enable a Fund to comply with the distribution requirements of Subchapter M of the

Internal Revenue Code ("Code") for the fiscal year, it is anticipated that each distribution on the

common shares would be at the stated rate then in effect.

5.   Applicants state that prior to the implementation of a Plan for a Fund, the Board shall

have adopted policies and procedures under rule 38a-1 under the Act that: (i) are reasonably

designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to

section 19(a) of the Act, rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice")

include the disclosure required by rule 19a-1 under the Act and by condition 2(a) below, and that

all other written communications by the Fund or its agents regarding distributions under the Plan

include the disclosure required by condition 3(a) below; and (ii) require the Fund to keep records

that demonstrate its compliance with all of the conditions of the Order and that are necessary for

such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its

19(a) Notices.

Applicants' Legal Analysis:

1.   Section 19(b) of the Act generally makes it unlawful for any registered investment

company to make long-term capital gains distributions more than once every twelve months.

Rule 19b-1 under the Act limits the number of capital gains dividends, as defined in section

852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable

year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the

Code not exceeding 10% of the total amount distributed for the year, plus one additional capital

gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.   Section 6(c) of the Act provides that the Commission may, by order upon application,

conditionally or unconditionally exempt any person, security, or transaction, or any class or

classes of persons, securities or transactions, from any provision of the Act, if and to the extent

that the exemption is necessary or appropriate in the public interest and consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that one of the concerns leading to the enactment of section 19(b) and

adoption of rule 19b-1 was that shareholders might be unable to distinguish between frequent

distributions of capital gains and dividends from investment income. Applicants state, however,

that rule 19a-1 effectively addresses this concern by requiring that distributions (or the

confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or

capital be accompanied by a separate statement showing the sources of the distribution (e.g.,

estimated net income, net short-term capital gains, net long-term capital gains and/or return of

capital). Applicants state that similar information is included in the Funds' annual reports to

shareholders and on the Internal Revenue Service Form 1099 DIV, which is sent to each

common and preferred shareholder who received distributions during a particular year.

 4.   Applicants further state that each of the Funds will make the additional disclosures

required by the conditions set forth below, and each of them has adopted compliance policies and

procedures in accordance with rule 38a-1 under the Act to ensure that all required 19(a) Notices

and disclosures are sent to shareholders. Applicants argue that by providing the information

required by section 19(a) and rule 19a-1, and by complying with the procedures adopted under

the Plan and the conditions listed below, each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to a Fund's net investment income and realized capital gains to date, and may not represent yield or investment return. Accordingly, Applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford shareholders no extra protection.

5.   Applicants assert that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants assert that the "selling the dividend" concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. According to the Applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants note that the common stock of closed-end funds generally tends to trade in the marketplace at a discount to their NAVs. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.

7.   Applicants assert that the application of rule 19b-1 to a Plan actually gives rise to one of the concerns that rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1,

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the adoption of a periodic distribution plan imposes pressure on management: (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1; and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.   Applicants assert that by limiting the number of capital gain distributions that a fund may make with respect to any one year, rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.   In addition, Applicants assert that rule 19b-1 may cause fixed regular periodic distributions to be funded with returns of capital[3] (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though undistributed realized net long-term capital gains otherwise would be available. To distribute all of a fund's long-term capital gains within the limits in rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants thus assert that the requested Order would minimize these anomalous effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

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[3] Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred share dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

10.   Applicants assert the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Applicants assert that such distributions are either fixed, determined in periodic auctions, or determined by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Applicants assert that investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

12.   Applicants request an order pursuant to section 6(c) of the Act granting an exemption

from the provisions of section 19(b) of the Act and rule 19b-1 thereunder to permit each Fund to

make periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as often as

monthly in any one taxable year in respect of its common shares and as often as specified by or

determined in accordance with the terms thereof in respect of the Fund's preferred shares.

Applicants' Conditions:

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order

will be subject to the following conditions.

1.   Compliance Review and Reporting

The Fund's chief compliance officer will: (a) report to the Fund's Board, no less

frequently than once every three months or at the next regularly scheduled quarterly Board

meeting, whether: (i) the Fund and its Investment Adviser have complied with the conditions of

the order; and (ii) a material compliance matter (as defined in rule 38a-1(e)(2) under the Act) has

occurred with respect to such conditions; and (b) review the adequacy of the policies and

procedures adopted by the Board no less frequently than annually.

2.   Disclosures to Fund Shareholders

(a) Each 19(a) Notice disseminated to the holders of the Fund's common shares, in

addition to the information required by section 19(a) and rule 19a-1:

(i) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per common share basis, together

with the amounts of such distribution amount, on a per common share basis and as a percentage

of such distribution amount, from estimated: (A) net investment income; (B) net realized

short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) Will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[4] and

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the Fund will:

(i) describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

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[4] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

(c) Each report provided to shareholders under rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3.   Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or the Investment Advisers') website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

4. <u>Delivery of 19(a) Notices to Beneficial Owners</u>

If a broker, dealer, bank or other person ("financial intermediary") holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. <u>Additional Board Determinations for Funds Whose Shares Trade at a Premium</u>

If:

(a) The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Trustees:

(1) will request and evaluate, and the Fund's Investment Advisers will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above, including, without limitation:

(A) whether the Plan is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(C) the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting

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minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.   Public Offerings

The Fund will not make a public offering of the Fund's common shares other than:

(a) a rights offering below NAV to holders of the Fund's common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[5] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date,[6] and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred shares as such Fund may issue.

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[5] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[6] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

7.   <u>Amendments to Rule 19b-1</u>

The requested order will expire on the effective date of any amendment to rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary